UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   David Allen Roberson
   PO Box 572
   Addison, AL  35540
2. Issuer Name and Ticker or Trading Symbol
   Cavalier Homes Inc (CAV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     159,523 (A)    D  Direct
Common Stock                                  04/12/02    J        6,296         D               203     (B)    I  by Daughter
Common Stock                                  04/12/02    J        5,169         D               106     (B)    I  by Daughter 2
Common Stock                                  04/12/02    G        17,761        A               17,761  (B)    I  by Partnership
Common Stock                                  04/12/02    J        6,296         D               203     (B)    I  by Son
Common Stock                                                                                     1,874   (C)    I  by Spouse

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $3.40000        01/29/02       A         100,000                           07/29/02     01/29/12
(right to buy)
Non-Qualified Stock Option     $3.93750                                                                   07/26/00     01/26/10
(right to buy)
Non-Qualified Stock Option     $9.65625                                                                   07/25/99     01/25/09
(right to buy)
Non-Qualified Stock Option     $10.21875                                                                  07/23/98     01/23/08
(right to buy)
Non-Qualified Stock Option     $10.62500                                                                  07/17/97     01/17/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     01/29/02  Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000                    10,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   125,000                   125,000       D   Direct
(right to buy)

Explanation of Responses:

(A) The reporting person's non-derivitive direct holdings of 159,523 shares includes 6,510 shares held in an IRA.

(B) 6,296 shares were transferred from the reporting person's minor child, Rachel Roberson, to a family limited partnership in which the reporting person is the general partner.

    5,169 shares were transferred from the reporting person's minor child, Erica Roberson, to a family limited partnership in which the reporting person is the general partner.

    6,296 shares were transferred from the reporting person's child, Terry Dyar, to a family limited partnership in which the reporting person is the general partner.

(C) The spouse's non-derivitive holdings of 1,874 are all held in an IRA.

This filing shall not be deemed an admission that such person is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any equity securities covered by this statement.


SIGNATURE OF REPORTING PERSON
/S/ David Allen Roberson
DATE 02/12/03